October 13, 2006

VIA FEDERAL EXPRESS AND BY EDGAR

Ms. Nili Shah
Accounting Branch Chief
Mail Stop 7010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Re:	Chemtura Corporation
Form 10-K Annual Report for the Year Ended December 31, 2005
Filed March 31, 2006
Form 10-Q for the Fiscal Quarters Ended March 31, 2006 and June 30, 2006
File No. 1-15339

Dear Ms. Shah:

Enclosed please find our response to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated October 2, 2006 (the “Comment Letter”) with respect to Chemtura Corporation (the “Company”) Form 10-K Annual Report (“10-K”) for the year ended December 31, 2005, Form 10-Q for the fiscal quarter ended March 31, 2006, and Form 10-Q for the fiscal quarter ended June 30, 2006.  Your letter was in response to our response letter of September 21, 2006 to your comment letter of September 7, 2006.  Your September 7, 2006 letter was in response to our response letter of July 24, 2006 to your original comment letter of July 10, 2006.

Set forth below are our responses to the comments raised in the Comment Letter.  For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Form 10-K:

General

Comment 1:

We note from exhibit 10.1 filed with the Form 8-K on May 18, 2006 that assets transferred to you included an Agency Agreement appointing a consulting firm as agent for Iran. Iran is identified as a state sponsor of terrorism by the U.S. State Department and subject to sanctions administered by the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control. We note that the Form 10-K does not contain any information relating to operations in, ties to, or contacts with, Iran. Please describe your operations in, ties to, or contacts with Iran, if any, and discuss their materiality to you in light of Iran’s status as a state sponsor of terrorism. Please also discuss whether the operations, ties or contacts constitute a material investment risk to your security holders. Your response should describe your current, historical and anticipated operations in, ties to, and contacts with Iran, including through subsidiaries, affiliates, representative offices, agents and other direct and indirect arrangements.

Comment 2:

Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Iran. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S. designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Iran.

Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with these countries, and any internal risk assessment undertaken in connection with business in Iran.

Comment 3:

We note from the carryover paragraph on pages 13 and 14 of your Form 10-K that “export controls or other regulatory restrictions could prevent [you] from shipping [your] products into and from some markets.” Your Form 10-K and your website indicate that you have operations or facilities in the

Middle East, Asia and Africa. Please tell us if you have contacts with Sudan, Syria or North Korea. We may have further comment.

Response to Comments 1, 2 and 3: The Agency Agreement described in Exhibit 10.1 to the Company’s Form 8-K dated

May 18, 2006 was an agreement between the Company’s U.K. subsidiary and the foreign consultant identified.  This agreement was assigned by the Company’s affiliate to the buyer of the Company’s Industrial Water Additives business as part of a transfer of assets by the U.K. company to the buyer, also a U.K. company, on May 12, 2006.  Neither the Company nor any of its affiliates has had any further relationship with this consultant.

While certain of the Company’s non-U.S. affiliates have conducted limited business activities involving Iran and Syria, primarily through third party distributors or agents, it is important to note that such sales are not prohibited under U.S. law.  Indeed, to ensure full compliance with U.S. trade and economic sanctions and export control laws, the Company has a robust internal compliance program, which, among other things, is designed to ensure that any such transactions do not involve any U.S.-origin goods, technology, or persons.  No Company entities located in the United States engage in export or any other transactions involving these or any other embargoed countries.

The activities in question have consisted of sales of small amounts of non-U.S.-origin agricultural products, desalination agents and industrial additives.  The agricultural products sold by the Company’s affiliates in these countries are used to protect and enhance the yield of cereal grains and to curtail the spread of malaria by controlling mosquitoes, consistent with the Company’s business efforts in other developing countries in the Middle East, Africa and Eastern Europe. The industrial additives consist of rubber chemicals used in the manufacture of tires and catalyst components and additives used in the production of polyolefins and PVC, which are used in applications aimed at improving quality and conservation of food, ensuring safe transportation of drinking water and advance safe handling of wastes.  The desalination agents, which were divested by the Company and its affiliates on May 12, 2006, and which are sold primarily in the Middle East, are used in the process of extracting salt from sea water for drinking and irrigation purposes.

The above-described business activities in Syria and Iran have been undertaken and independently managed by the Company’s Dutch, U.K. and German affiliates.  These non-U.S. affiliates trade throughout the world, and their trade with the countries in question represent a very small portion of the Company’s global business.  For the year ended December 31, 2005, sales to customers in Iran were $3.4 million and sales to customers in Syria were $1.0 million.  There were no sales to customers in North Korea, Sudan and Cuba.  Taken as a whole, sales of the

Company’s products to Iran and Syria accounted for less than one-quarter of one percent of the Company’s consolidated revenues.

The Company is committed to compliance with U.S. economic sanctions and export control laws, including restrictions on U.S. trade with Syria and Iran, and the Company has adopted strong internal measures to ensure compliance with these laws.  To this end, the Company requires that all of its affiliates (including U.S. and foreign personnel) adhere to a comprehensive U.S. trade control (including economic sanctions and export or re-export controls) compliance program.  Under this program, “U.S. persons” (as defined under relevant U.S. sanctions regulations) are prohibited from conducting business involving or supporting, approving, or facilitating transactions in or with any country, person or entity subject to U.S. embargo (absent U.S. Government approval).  Relevant personnel receive ongoing U.S. sanctions compliance training to ensure that their understanding of the law and the Company’s trade control compliance policy and procedures is accurate and up to date.

Further, the Company would like to advise the staff that if the applicable U.S. sanctions laws were to change in a way that would prohibit the Company’s non-U.S. affiliates from engaging in transactions involving Iran or Syria that currently are not prohibited under these laws, the Company’s non-U.S. affiliates would of course cease such transactions immediately, in full conformance with such laws.  In that event, the Company believes that the loss of the current sales to these countries would have an immaterial effect on the Company’s operating results.

In response to this comment, the Company has considered both quantitative and non-quantitative factors, such as the impact of such business activities on the Company’s reputation and share value, with respect to its business activities in Iran and Syria.  In light of the data provided above concerning the volume and revenues relating to sales by non-U.S. affiliates of the Company to Iran and Syria, the Company does not believe that the transactions in question constitute a material investment risk to the Company’s security holders or otherwise are material to the Company’s financial condition.  The Company also believes that the geographical diversification of its business activities further reduces the risk that loss of revenue from sales relating to any of these countries would be material to the Company’s operations as a whole.

Finally, we believe that potential reputational risks, if any, relating to the business activities at issue are significantly mitigated by the public health and safety aspects of the sales to these countries.

Consolidated Statements of Operations, page 68

Comment 4:

We note your response to comment 2 in our letter dated September 7, 2006. We note your statement that paragraph B 116 of SFAS 144 affirmed the presentation requirements of SFAS 121; therefore, SFAS 144 did not change the classification requirements for the classification of gains and losses associated with a component of an entity that is not presented as a discontinued operation. Paragraph B 116 of SFAS 144 states, “…report gains or losses recognized on long-lived assets (disposal groups) to be sold that are not components of an entity presented in discontinued operations as a component of income from continuing operations. In Statement 121, the Board concluded that the requirements for reporting gains or losses recognized on long-lived assets (disposal groups) to be sold should be consistent with the requirements for reporting impairment losses recognized on long-lived assets (asset groups) to be held and used.” [Emphasis added.] Paragraph 45 of SFAS 144 further requires such gains and losses to be included within income from operations when presented, which is consistent with paragraph 18 of SFAS 121. As previously requested, please amend your 2005 Form 10-K to restate your consolidated statements of operations to classify your disposal gains and losses on sales of long-lived assets (disposal groups) within operating profit (loss). Please also amend your June 30, 2006 Form 10-Q to reclassify the loss on sale of Industrial Water Additives within operating profit (loss).

Response 4:

The Company continues to believe that its presentation of gains and losses associated with a component of an entity is consistent with previous correspondence with the Staff in 2003 and that guidance in GAAP is vague in this area.

Further, the related gains and losses for years ended December 31, 2005, 2004 and 2003 are immaterial in relation to the Company’s operating profit (loss) and have no effect on the Company’s earnings (loss) from continuing operations, net earnings (loss) or the presentation in the consolidated statement of cash flows in any of those years.  For each of the three years ended December 31, 2005, 2004 and 2003, related gains and losses represented the following percentages:

	(In thousands)	2005	2004	2003
	Reported gain	$3,199	$1,302	$3,579
	Percentage increase to operating profit/ (decrease to operating loss)	5.8%	(1.8)%	(9.4)%

In reviewing the criteria under SAB 99 related to materiality, the Company also notes that the reclassification of these amounts as a component of operating profit (loss) does not affect the Company’s presentation of segment reporting (as all such amounts are reported in the Corporate segment), or any debt covenant or executive compensation calculations.  Additionally, the change does not mask any earnings trends or change reported amounts for operating profit (loss) from a profit to a loss or vice versa.  Lastly certain transactions, including gains or losses on disposals of businesses, disclosed by the Company are commonly excluded from the amounts shown for EPS, operating profit (loss) and net income in analyst reports on the Company.  Therefore, the requested change would not cause the analysts or any person that relied on that information to make different decisions regarding the Company’s performance.

With regard to the Staff’s request to restate the Company’s 10-Q for the Quarter Ended June 30, 2006, the Company notes that the reclassification of the loss of $12,475 related to the sale of the Industrial Water Additives business as a component of operating profit (loss) would result in a decrease to operating profit (loss) of 19% and 11.2% for the three- and six-month periods ended June 30, 2006.  In accordance with paragraph 29 of APB 28, the Company reviewed the materiality of this interim event in light of its materiality on the full fiscal year taken as a whole.  The Company notes that such proposed reclassification is estimated to represent a decrease of  6.1% in operating profit (loss) for the year ending December 31, 2006 which in light of other factors, is not material based on the Company’s review of SAB 99.  The Company evaluated other factors listed in SAB 99 and noted the following: (a) the proposed reclassification will have no effect on the Company’s earnings (loss) from continuing operations, net earnings (loss) or the presentation in the consolidated statement of cash flows in any period presented for 2006, (b) the reclassification of this amount as a component of operating profit (loss) does not affect the Company’s presentation of segment reporting or any debt covenant or executive compensation calculations, (c) such reclassification does not mask any earnings trends or change reported amounts for operating profit (loss) from a profit to a loss or vice versa and (d) certain transactions, including gains or losses on disposals of businesses, disclosed by the Company are commonly excluded from the amounts shown for EPS, operating profit (loss) and net income in analyst reports on the Company.

In light of these facts, the Company proposes, with the Staff’s concurrence, to reclassify these gains (losses) in future quarterly and annual filings.

Comment 5:

We note your response to comment 3 in our letter dated September 7, 2006. As a matter of consistent classification and reporting, we maintain our position that the gain on the sale of Gustafson should be included within operating profit (loss), since you have included the equity income from Gustafson within operating profit (loss). Refer to paragraph 86 of FASB Concept Statement 6 for guidance. As previously requested, please amend your 2005 Form 10-K to restate your consolidated statements of operations to classify this gain within operating profit (loss).

Response 5:	The Company continues to believe based on FASB 144 guidance that the Gustafson gain is appropriately presented as a component of other (income) expense, net in 2004.

Comment 6:

We note your response to comment 5 in our letter dated September 7, 2006. While we recognize that the accretion of this particular pension and other post-employment benefits relate to former employees of a company disposed of by Witco prior to your acquisition of Witco, the accretion of pension and other post-employment benefits are to be recognized within operating profit (loss) regardless of the circumstances of how the expenses were incurred. As previously requested, please amend your 2005 Form 10-K to restate your consolidated statements of operations to include these expenses within operating profit (loss).

Response 6:

Paragraph 7 of SFAS 87 states that “This Standard establishes standards of financial accounting and reporting for an employer that offers pension benefits to its employees.”  The obligation on the Company’s balance sheet arose as a result of assuming the obligation of the seller to provide such benefits to its employees who did not become employees of the Company in connection with the acquisition. As a result the Company continues to believe that the accounting for the expense associated with this obligation is outside the scope of SFAS 87.  Specifically, it did not arise as a result of an offer of pension benefits by the Company to individuals who were or would become employees of the Company.  It arose from a bargained exchange of consideration paid for the acquisition of a business and the obligation was not related to or part of the acquired business.  The obligation is a liability and is appropriately accounted for as an obligation but the changes in value are not pension costs to the acquirer but are financing costs incurred in connection with the financing obligation assumed in connection with the business combination.  Classification of the changes in value as pension costs would be contrary to the nature of the costs in the hand of the current obligor and would be inconsistent with the stated scope and purpose of SFAS 87.

General Restatement Comment

Comment 7:

In the comments above, we are requesting that you amend your Form 10-K for the fiscal year ended December 31, 2005 and your Form 10-Q for the fiscal quarter ended June 30, 2006. As such, please address the following items, as appropriate:

•                  If you conclude that your prior filing should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

•                  Please tell us when you will file your amended Forms 10-K and 10-Q. We remind you that when you file your amended Forms l 0-K and 10-Q, you should appropriately address the following:

•      An explanatory paragraph in the reissued audit opinion;

•      Full compliance with SFAS 154, paragraphs 25 and 26;

•                  Fully update all affected portions of the document, including MD&A, selected financial data and quarterly financial data;

•                  Updated Item 9A disclosures should include the following: A discussion of the restatement and the facts and circumstances surrounding it;

•                  How the restatement impacted the CEO and CFO’s original conclusions regarding the effectiveness of their disclosure controls and procedures;

•                  Changes to internal control over financial reporting; and

•                  Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future misstatements of a similar nature.

Refer to Items 307 and 308(c) of Regulation S-K.

•                  Updated reports from management and your independent auditors regarding your internal controls over financial reporting.

•                  Updated certifications.

Response 7:                               The Company notes the Staff’s comment and refers to our responses above.

*                  *                  *

In connection with our response to your comments, we acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•                                          the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

At this time, we respectfully request a conference call with the Office of the Chief Accountant to discuss any remaining comments.  We will contact you directly to arrange a mutually convenient time for this conference call.

Very truly yours,

/s/ KAREN R. OSAR
Karen R. Osar